Filed by Shurgard Storage Centers, Inc.

Pursuant to Rule 165 and Rule 425(a) under the

Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: Shurgard Storage Centers, Inc.

Commission File No. 001-11455

Date: March 7, 2006

Public Storage / Shurgard Merger March 7, 2006 THE MOST RECOGNIZED BRANDS IN SELF-STORAGE

Disclosures
Forward-Looking Statements
This presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.
All statements other than statements of historical facts included in this presentation are forward-looking statements. All forward-looking statements speak only as of the date of this press release. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of Public Storage, Shurgard and their affiliates or industry results or the benefits of the proposed merger to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors relate to, among others, difficulties encountered in integrating the companies, approval of the transaction by the shareholders of the companies, the satisfaction of closing conditions to the transaction, inability to realize or delays in realizing the expected synergies, unanticipated operating costs and the effects of general and local economic and real estate conditions. Additional information or factors which could impact the companies and the forward-looking statements contained herein are included in each company’s filings with the Securities and
Exchange Commission. The companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.
Additional Information
This presentation does not constitute an offer of any securities for sale. In connection with the proposed transaction, Public Storage and Shurgard expect to file a joint proxy statement/prospectus as part of a registration statement regarding the proposed merger with the Securities and Exchange Commission. Investors and security holders are urged to read the joint proxy statement/prospectus because it will contain important information about Public Storage and Shurgard and the proposed merger. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by Public Storage and Shurgard with the SEC at the SEC’s website at
www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of charge from Public Storage or Shurgard by directing such request to: Public Storage, Inc., 701 Western Avenue, Glendale, CA 91201-2349, Attention: Investor Relations or Shurgard Storage Centers, Inc., 1155 Valley Street, Suite
400, Seattle, WA 98109, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.
Public Storage and Shurgard and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Public
Storage and Shurgard in connection with the merger. Information about Public Storage and its directors and executive officers, and their ownership of Public Storage securities, is set forth in the proxy statement for Public Storage 2005 Annual Meeting of Shareholders, which was filed with the SEC on April 7, 2005. Information about Shurgard and its directors and executive officers, and their ownership of Shurgard securities, is set forth in the proxy statement for the 2005 Annual Meeting of Shareholders of Shurgard, which was filed with the SEC on April 7, 2005. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Terms of Merger
•
Combine Public Storage, Inc. (NYSE:PSA) and Shurgard Storage
Centers, Inc. (NYSE:SHU)
•
Each share of Shurgard’s common stock will be exchanged for .82 shares of Public Storage’s common stock
– No caps or collars on share exchange
– One Shurgard independent director to join Public Storage Board of Directors
– Ownership of new company : PSA 77%, SHU 23%
•
Substantial premium
– 39% premium to SHU stock price on 7/29/05, the last day prior to PSA’s original proposal
–
26.4x SHU 2006E FFO multiple¹
•
Structured as a taxable transaction
– Step up in basis enhances free cash flow retention and benefits all shareholders
(1) Based on SHU First Call FFO estimate of $2.47 per share for 2006 and exchange price of PSA common stock of $65.16 as of March 6, 2006.

Strategic Rationale
Operating Synergies
•
General & Administrative Costs
–
PSA: 2.0% of revenues vs. SHU 7.5% of revenues¹
– Eliminate redundancies in combined company’s back office and executive infrastructure
– SOX compliance costs may be substantially reduced
•
Operating Costs
–
Opportunity to potentially increase operating margins; Domestic Same Store NOI margin: PSA 67% vs. SHU 59.5%²
– Significant number of same markets (35) includes: Chicago, Dallas, Los Angeles, Minneapolis, San Francisco, and Seattle
– Sound financial systems which are scalable
– Economies of scale in media, call centers and supervisory personnel costs
– Potential to reduce duplicate expenses for Yellow Pages and management information systems
•
Revenues
–
Opportunity to generate higher revenues; Occupancy: PSA 91% vs. SHU 86%³
– Participation in national media and promotional programs
– Ancillary businesses, e.g. tenant reinsurance, can be expanded
Expanded Growth Opportunities
•
Largest self-storage  owner/operator in world - Significant platforms in U.S. and Europe suitable for continued expansion
– Over 2,100 facilities in 38 states and seven European countries with 131 million net rentable square feet
•
Financial strength to continue platform expansion
– Flexible financial profile with access to capital for continued growth
•
Enhanced career opportunities for best people
(1) Consolidated G&A/revenues – Based on 2005 PSA’s total revenues $1,061mm and G&A of $21.1mm. SHU based on nine-months year-to-date 2005 annualized - total revenues $481.6mm and G&A of $36mm. SHU’s revenues adjusted to compare on parity with PSA by including interest and other income.
(2)  U.S. same store NOI (before depreciation) / total revenues – Based on 2005 PSA NOI of $543mm and total revenues $811mm. SHU based on nine-
months year-to-date 2005 annualized - NOI of $194.5 mm and total revenues of $327.1mm
(3)  U.S. same store – 2005 for PSA and 9-months year-to-date 2005 for SHU

Financial Data
($millions)
(1)  PSA based on 2005 actual and SHU based on nine-months year-to-date 2005 annualized  (NOI after indirect and leasehold expenses)
(2) PSA at December 31, 2005 and SHU at September 30, 2005
Geographically diversified combined operations with significant growth opportunities
Combined
Combined Company
PSA
1
SHU
1
Company Percent
Revenues
U.S. $1,061 $357 $1,418 92%
Europe - 125 125 8%
Total $1,061 $482 $1,543 100%
NOI (before depreciation)
U.S. $665 $203 $868 96%
Europe - 39 39 4%
Total $665 $242 $907 100%
Operations Footprint
2
1,501 facilites 624 facilities 2,125 facilities
37 states 21 states 38 states
- 7 European 7 European
- countries countries
92 mm SF 39 mm SF (8 mm 131 mm SF (8 mm
SF in Europe) SF in Europe)

Financial Data
($million, except share price)
Combined
PSA
1
SHU
1
Company
Share Price (as of 3/6/06)
5
$79.46 $63.60 $79.46
Common Shares (in millions) 129 47 169
Equity Market Capitalization $10,250 $2,989 $13,429
Debt 150 1,830 1,980
Preferred Stock 2,498 136 2,634
Minority Interest 254 108 362
Total Capitalization $13,152 $5,063 $18,405
2005 Total Revenues $1,061
$482 ²
$1,543
Liquidity and Financial Capacity
  Debt + Pref. / Total Capitalization 20% 39% 25%
  2005 FFO Dividend Payout Ratio 55% 127%
1
61% 3
Credit Rating Baa1 / A- Baa3 / BBB-
2006E FFO Multiple
4
20.4x 25.7x
(1)   PSA based on 12/31/05 balance sheet, SHU on 9/30/05 balance sheet
SHU FFO dividend payout based on 2005 First Call FFO estimate of $1.76 per share and $2.24 per share annual common dividend
(2)    SHU 9 months 2005 year-to-date annualized.
(3) Combined earnings at .82 exchange ratio based on PSA actual 2005 FFO of $3.61 per share and SHU First Call 2005 FFO estimate and PSA’s $2.00 annual dividend
(4) First Call 2006 FFO estimates for PSA ($3.90 per share) and SHU ($2.47 per share) and March 6, 2006, PSA and SHU closing prices
(5) Combined company uses PSA’s stock price and new shares outstanding to calculate combined equity market capitalization
Combined company will enjoy a strong and flexible financial profile

CA
313 52
NV
22 0
OR
24 14
WA
42
51
UT
7 0
AZ
15 22
ID
NM
CO
50 8
WY
HI 6 0
MT
TX
169 65
KS
22 0
OK
8 0
NE
1 0
SD
ND
MO
38 0
IA
IL
99 23
IN
18
13
KY
7 0
AR
LA
10 0
ME
VT
WV
VA
41 36
TN
23 10
MS
0 1
AL
22 0
GA
71 18
FL
155
31
SC
25 15
CT 14 0
DE 4 0
MA 19 0
MD:  44
11
NH 2 0
NJ:  48
7
RI 2 0
NC
25 41
MN
25 19
WI
16 0
MI
15 28
PA
21 7
OH
30 0
NY
48 11
Combined U.S. Portfolio
Operations overlap
Operations do not overlap
1,984 Domestic Facilities¹
Property
Count
Public
Storage
1,501
Shurgard
483

(1) Public Storage properties as of 12/31/05
Shurgard properties as of 9/30/05

Denmark
8
Denmark
8
United
Kingdom
18
United
Kingdom
18
France
35
France
35
Germany
11
Germany
11
Sweden
22
Sweden
22
Belgium
18
Belgium
18
Netherlands
29
Netherlands
29
European Portfolio (at September 30, 2005)
Total Locations: 141
Total Rentable Square Feet: 7,500,000

Merger Summary
•
Each share of Shurgard’s common stock will be exchanged for .82 shares of Public Storage common stock
•
Combination of the two best brands in the self-storage industry
•
Combination provides meaningful operating synergies
•
Combination provides expanded growth opportunities
•
Transaction targeted to close by end of second quarter of 2006